

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



02020261

February 20, 2002

NO ACT
P.E 2-15-02
1-13163

Act 1934
Section
Rule 14A-8
Public Availability 2/20/2002

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Re: Tricon Global Restaurants, Inc.

Dear Mr. Friedman:

This is in regard to your letter dated February 15, 2002 concerning the shareholder proposal submitted by United Church Board for Pension Asset Management, United Church Foundation and Trillium Asset Management for inclusion in Tricon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Tricon therefore withdraws its January 4, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

cc: Amy Muska O'Brien
Director of Corporate Social Responsibility
The Pension Boards
United Church of Christ
475 Riverside Drive
New York, NY 10115-1097

Simon Billenness
Senior Analyst
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111-2809

Sr. Ruth Rosenbaum
Executive Director
Center for Reflection, Education and Action, Inc.
P.O. Box 2507
Hartford, CT 06146

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

January 4, 2002

Rule 14a-8(i)(1), Rule 14a-(i)(3),
Rule 14a-8(i)(7) and Rule 14a-8(i)(10)

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Tricon Global Restaurants, Inc. – Shareholder Proposal of Trillium Asset Management, United Church Foundation and United Church Board for Pension Asset Management

Dear Ms. Dubberly:

On behalf of Tricon Global Restaurants, Inc. ("Tricon" or, the "Company"), we submit this letter to request that the Staff of the Division of Corporation Finance (the "Staff") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits from the Company's proxy statement to be filed for the upcoming 2002 annual shareholders' meeting, for the reasons outlined below, a shareholder proposal (the "Proposal") received from United Church Board for Pension Asset Management, United Church Foundation and Trillium Asset Management (together, the "Proponents"). In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), six (6) paper copies of our no-action request and three exhibits, including the shareholder proposal appended as Exhibit A, accompany this letter.

By copy of this letter, the Company is notifying the Proponents of its intention to omit the Proposal from the Company's proxy materials (the "Proxy Statement") for the 2002 annual shareholders meeting.

The Proposal

The Proposal consists of a series of six "Whereas" clauses followed by the resolution set forth below:

RESOLVED:
That the Board issue a report, prepared at reasonable cost and omitting proprietary information, to shareholders by October 2002, outlining the steps that Tricon will take to draft and implement a code of conduct for the company's tomato suppliers that addresses basic standards of worker rights.

Background of the Company

The Company, as the world's largest quick service restaurant chain with more than 30,000 units in over 100 countries and territories, is a substantial purchaser of a number of food and paper products, equipment and other restaurant supplies for use in the Company-owned restaurants. The Company has appointed Unified Foodservice Purchasing Co-op, LLC ("UFPC") as the exclusive purchasing agent for Company and franchised restaurants in the United States. UFPC maintains supplier arrangements with hundreds of U.S. suppliers approved by the Company as suppliers to the Company's restaurant systems. The Company and its U.S. franchisees generally purchase approved products from Company-approved distributors. These distributors are permitted to purchase approved products through UFPC-negotiated contracts with suppliers for resale to Company and franchised restaurants.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the Proxy Statement for the following reasons:

1. The Proposal is not a proper subject for action by shareholders, pursuant to Rule 14a-8(i)(1).

2. The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9.

3. The Proposal deals with matters relating to ordinary business operations of the Company, pursuant to Rule 14a-8(i)(7).

4. The Company has taken actions which render the Proposal moot, pursuant to Rule 14a-8(i)(10).

Discussion

1. ***Rule 14a-8(i)(1) – Proposal is Not a Proper Subject for Action by Shareholders***

Rule 14a-8(i)(1) provides that a shareholder proposal may be excluded from a company's proxy materials "if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated in the State of North Carolina. Section 55-8-01 of the North Carolina Business Corporation Act states: "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, except as otherwise provided in the articles of incorporation..." The articles of incorporation of the Company do not contain any provision limiting the management power of its board of directors. The Proposal is stated in mandatory rather than precatory form and thereby, if adopted, would usurp a function of management. An opinion of the Company's North Carolina counsel to this effect is attached as Exhibit B. Therefore, the Company respectfully submits that the Proposal may be omitted from the Proxy Statement in accordance with Rule 14a-8(i)(1).

2. ***Rule 14a-8(i)(3) – Proposal is vague, indefinite and misleading***

The Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." A proposal is sufficiently vague, indefinite and misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact actions or measures required by the proposal); and Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation).

The Proposal is vague, indefinite and misleading because it requires the Company to implement a code of conduct for its tomato suppliers that addresses "basic standards of worker rights," but does not articulate what those standards are. The vagueness and indefiniteness in the Proposal is compounded by the fact that, the "Whereas" clause and supporting statement make references to such matters as labor rights, benefits and the treatment by suppliers of their farm-workers with "fairness and respect." As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures by the Company would be required in the event that the Proposal were implemented, but actions ultimately taken by the Company pursuant to the Proposal may differ significantly from actions contemplated by shareholders in voting on the Proposal.

The Proponents assert in the second paragraph of the supporting statement that young people aged 18 to 24 are the Company's target market and are the most likely to protest or boycott. Yet, the Proponents provide no support for such an assertion.

In light of the foregoing, the Company respectfully submits that the Proposal may be omitted from the Proxy Statement in accordance with Rule 14a-8(i)(3).

3. ***Rule 14a-8(i)(7) - Proposal Relates to Conduct of Ordinary Business Operations***

We respectfully submit that the Proposal may be omitted from the Proxy Statement pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters that are central to the conduct of the Company's ordinary business operations, namely the purchasing of supplies for its restaurants and its relationship with one group of suppliers, and such group of suppliers' relationships with their employees.

The Proposal, as evident from the "Whereas" clauses, focuses, not on issues of child labor, forced labor or servitude that may be deemed to raise broad social issues and concerns, but on employment matters relating to one group of workers, namely, the tomato farm-workers. In particular, the Proposal focuses on the fact that, in the Proponents' judgment, the tomato farm workers do not receive, in light of the fact that they are exempt from U.S. federal laws that may permit them to form unions and engage in collective bargaining, overtime pay, health insurance, sick leave, paid holidays or vacation, or pensions.

In this regard, we note that the question of whether farm workers should be permitted to form unions and engage in collective bargaining is a matter of federal law. In addition, we note, by way of background, that while not the subject matter of the resolution, UFPC has required in its contracts with suppliers of tomatoes that the suppliers undertake, among other things, to (i) not use child labor; (ii) provide employees with a safe and healthy workplace in compliance with all applicable laws; (iii) employ persons whose presence is voluntary; and (iv) refrain from using any form of corporal punishment, mental or physical coercion as a form of discipline of its employees.

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that one policy consideration underlying the ordinary business exclusion is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as practical matter, be subject to direct shareholder oversight." See Release No. 34-40018 (May 21, 1998).

It is well settled that formulating a shareholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. See Release No. 34-20091 (August 16, 1983) (adopting an interpretive change pursuant to which "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)," the predecessor to the current Rule 14a-8(i)(7)). In a series of no-action letter requests, the Staff has taken the position that shareholder proposals requesting a report relating to matters that are similar to the Proposal that make reference merely to "compliance mechanisms for vendors, subcontractors and buying agents" have been excludable as relating to the conduct of ordinary business. See Wal-Mart Stores, Inc. (March 15, 1999), Kmart Corp. (March 12, 1999), Wal-Mart Stores, Inc. (March 23, 1998), Toys "R" Us, Inc. (March 18, 1998), The Warnaco Group, Inc. (March 9, 1998), Land's End, Inc. (March 9, 1998), and Kohl's Corp. (March 18, 1997).

While the Staff has taken a contrary position in certain no-action letters relating to vendor standards (see, e.g., Sears, Roebuck and Co. (February 16, 1999)), those letters are distinguishable in that the Proposal, which (i) seeks to impose a code of conduct with only one group of suppliers, namely the tomato suppliers and not with all vendors and suppliers in general, (ii) seeks to impose a general code of conduct between such suppliers' and their employees and (iii) does not address issues such as child labor, servitude or other broader social issues, but deals specifically with compensation and labor/employment matters, relates to the ordinary business operations of a large international quick service restaurant chain such as the Company.

In this regard, we note that the Staff has consistently determined that proposals for the adoption of codes of ethics which would apply to relations between a company and its employees, customers, stockholders or the public may be excluded because they relate to matters involving ordinary business operations. See USX Corporation (December 28, 1995), Barnett Banks, Inc. (December 18, 1995), McDonald's Corporation (March 19, 1990) and NYNEX Corporation (February 1, 1989).

In light of the foregoing, the Company respectfully submits that the Proposal may be omitted from the Proxy Statement in accordance with Rule 14a8(i)(7).

4. ***Rule 14a-8(i)(10) - Company has Substantially Implemented the Proposal***

Rule 14a-8(i)(10) permits a company to omit a shareholder proposal that has been substantially implemented. The Proposal requires that the Company's Board of Directors prepare and make available a report to shareholders by October 2002, outlining the steps that the Company will take to draft and implement a code of conduct for the Company's tomato suppliers that addresses basic standards of worker rights. Such a report already exists in that the Company has prepared a statement of its practices and standards regarding U.S. suppliers of food and paper products, equipment and other restaurant supplies (the "Statement"), a copy of which is attached as Exhibit C . The Company is in the process of posting a copy of the Statement on its corporate website and expects it to be done shortly but in any event before the Proxy Statement is mailed to shareholders. Currently, all of the Company's U.S. tomato suppliers have agreed in writing to the terms set forth in the Statement.

The Company believes that the Statement has substantially implemented the Proposal. The Staff has previously recognized that a proposal may be omitted under Rule 14a-8(i)(10) if the company has already substantially implemented the elements of the proposal by addressing the major themes underlying a proposal. See The Gap Inc. (March 16, 2001) and Texaco, Inc. (March 28, 1991). The Company has addressed the major themes of the Proposal by providing the Statement, which describes what actions the Company has taken to address a code of basic standards for its suppliers. Consequently, the Company respectfully submits that the Proposal may be omitted from the Proxy Statement in accordance with Rule 14a-8(i)(10).

Conclusion

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Statement. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

Thank you for your consideration of our request. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Very truly yours,

David J. Friedman /KEC/

David J. Friedman

cc: Simon Billenness
Senior Analyst
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Amy Muska O'Brien
Director of Corporate Social Responsibility
The Pension Boards
United Church of Christ
474 Riverside Drive
New York, NY 10115-1097

Sr. Ruth Rosenbaum
Executive Director
Center for Reflection, Education and Action, Inc.
P.O. Box 2507
Hartford, CT 06146

EXHIBIT LIST

EXHIBIT A	Shareholder Proposal
EXHIBIT B	Opinion of Company's North Carolina Counsel
EXHIBIT C	The Statement

WHEREAS:
For the past decade, corporations that market and sell apparel and footwear have been the focus of consumer and shareholder pressure to ensure that their products are not made in sweatshops.

In his widely acclaimed book "Fast Food Nation," Eric Schlosser warns: "The same tactics employed by the antisweatshop groups can be used to help workers much closer to home." Schlosser advocates the use of consumer pressure to force fast food restaurants, such as Tricon, to require that their suppliers respect labor rights.

Tricon subsidiary Taco Bell is one of the major buyers of fresh tomatoes in America.

Taco Bell is the focus of a campaign by the Coalition of Immokalee Workers in support of the farm-workers who pick the tomatoes used by our company. The Coalition of Immokalee Workers has helped organize well over 100 demonstrations at Taco Bell restaurants from Florida to California. This campaign has also attracted considerable national and international media coverage that stands to tarnish Tricon's brands and good reputation.

In general, farm-workers receive no overtime pay, health insurance, sick leave, paid holidays or vacation, or pension. Moreover, farm-workers are exempt from the U.S. federal laws that protect the rights of virtually all other American workers to organize or join unions and engage in collective bargaining.

Apparel and footwear companies have demonstrated that setting workplace standards for their suppliers protects and enhances the value of their brands and image.

RESOLVED:
That the Board issue a report, prepared at reasonable cost and omitting proprietary information, to shareholders by October 2002, outlining the steps that Tricon will take to draft and implement a code of conduct for the company's tomato suppliers that addresses basic standards of worker rights.

SUPPORTING STATEMENT

As a matter of both good corporate citizenship and good business practice, we believe that Tricon has the responsibility to enter into a dialogue with both its tomato suppliers and the Coalition of Immokalee Workers to draft a code of conduct that addresses basic standards of worker rights for those who pick Tricon's tomatoes.

As shareholders, we are gravely concerned over the growing boycott of Taco Bell by the Coalition of Immokalee Workers. We are particularly concerned that Taco Bell's target market of young people aged 18-24 is also the same age range as those most likely to protest or boycott a company over its suppliers' workplace practices.

We fear that failure to address this issue puts at risk not only Tricon's brands and good reputation but also our company's future sales and profitability.

Tricon has already demonstrated its power to require that its suppliers meet standards for the humane treatment of farm animals. As shareholders, we believe that it is in the long-term interest of Tricon to ensure also that its suppliers treat their farm-workers with fairness and respect.

Exhibit B

MAYER, BROWN & PLATT

BANK OF AMERICA CORPORATE CENTER
100 NORTH TRYON STREET, SUITE 2400
CHARLOTTE, NORTH CAROLINA 28202

C. WELLS HALL III
DIRECT DIAL (704) 444-3553
DIRECT FAX (704) 377-2033
whall@mayerbrown.com

MAIN TELEPHONE
(704) 444-3500
MAIN FAX
(704) 377-2033

December 28, 2001

John P. Daly
Law Department
Tricon Global Restaurants, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

Dear John:

You have requested our opinion as North Carolina legal counsel as to whether Tricon Global Restaurants, Inc., a North Carolina corporation ("Tricon" or the "Company"), is required to include a shareholder proposal, attached hereto as Exhibit A (the "Proposal"), as a part of Tricon's proxy statement to be filed for the upcoming 2002 annual shareholders' meeting. Specifically, you have asked whether, under the laws of the state of North Carolina, the Proposal, received from United Church Board for Pension Asset Management and Trillium Asset Management, is a proper subject for action by the shareholders of Tricon (the "Shareholders").

The Proposal

The Proposal consists of a series of six "Whereas" clauses followed by the resolution set forth below:

> RESOLVED:
>
> That the Board issue a report, prepared at reasonable cost and omitting proprietary information, to shareholders by October 2002, outlining the steps that Tricon will take to draft and implement a code of conduct for the company's tomato suppliers that addresses basic standards of worker rights.

Applicable Law Regarding Management Authority of the Board

Section 55-8-01(b) of the North Carolina Business Corporation Act (the "NCBCA") provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors unless otherwise provided in the articles of incorporation or in a shareholders agreement valid under the NCBCA[1].

Neither the articles of incorporation (the "Articles") nor the bylaws (the "Bylaws") of the Company contain any provisions limiting the management authority of the board of directors of the Company (the "Board"). In fact, both the Articles and the Bylaws contain a provision stating that the Board "shall have the exclusive power and authority to direct management of the business and affairs of [the Company] and shall exercise all corporate powers, and possess all authority, necessary or appropriate to carry out the intent of this provision, and which are customarily exercised by the board of directors of a public company."

We are not aware of any shareholders agreements among the Shareholders that limit the management authority of the Board in any manner. Additionally, there are no provisions under the NCBCA that specifically reserve to the Shareholders the right to decide the matters raised in the Proposal.

The Proposal deals with working conditions of farm workers who pick tomatoes for the suppliers of the Tricon subsidiary, Taco Bell. The Proposal would require that the Board implement a code of conduct for the Company's tomato suppliers, purportedly to enhance the value of the Company's brands and image.

Because the matters raised in the Proposal are not reserved to the Shareholders either by statute, contract or by the organizational documents of the Company, under Section 55-8-01(b) of the NCBCA such matters are exclusively within the discretionary authority of the Board. The Proposal is stated in mandatory rather than precatory form, and therefore, if adopted, would usurp a function of management by requiring action on matters which are exclusively within the discretionary authority of the Board. Accordingly, the Proposal is not a proper subject for action by the Shareholders.

Conclusion

Based solely upon the facts and assumptions set forth above, on the basis of the foregoing analysis and subject to the limitations set forth below, it is our opinion that a court applying North Carolina law, if properly presented with the question addressed herein, would hold that the Proposal is not a proper subject for action by the Shareholders.

The foregoing opinion is limited to the laws of the State of North Carolina, and we express no opinion with respect to the laws of any other state or jurisdiction.

The opinions expressed herein shall be effective only as of the date of this opinion, and we do not assume responsibility for updating this opinion as of any date subsequent to the date hereof. We understand that you intend to file this opinion with the Securities Exchange Commission pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of

[1] See also Burlington Indus. v. Foil, 284 N.C. 740, 758, 202 S.E.2d 591, 603 (1974), and Wilson v. McClenny, 262 N.C. 121, 127, 136 S.E.2d 569, 574 (1964).

1934, as amended, and we hereby consent to such filing. Except as herein provided, this opinion may not be used, circulated, quoted, made public, relied upon by anyone other than yourselves, or otherwise referred to for any purpose without our prior written consent.

Sincerely,

MAYER BROWN & PLATT



C. Wells Hall III

WHEREAS:
For the past decade, corporations that market and sell apparel and footwear have been the focus of consumer and shareholder pressure to ensure that their products are not made in sweatshops.

In his widely acclaimed book "Fast Food Nation," Eric Schlosser warns: "The same tactics employed by the antisweatshop groups can be used to help workers much closer to home." Schlosser advocates the use of consumer pressure to force fast food restaurants, such as Tricon, to require that their suppliers respect labor rights.

Tricon subsidiary Taco Bell is one of the major buyers of fresh tomatoes in America.

Taco Bell is the focus of a campaign by the Coalition of Immokalee Workers in support of the farm-workers who pick the tomatoes used by our company. The Coalition of Immokalee Workers has helped organize well over 100 demonstrations at Taco Bell restaurants from Florida to California. This campaign has also attracted considerable national and international media coverage that stands to tarnish Tricon's brands and good reputation.

In general, farm-workers receive no overtime pay, health insurance, sick leave, paid holidays or vacation, or pension. Moreover, farm-workers are exempt from the U.S. federal laws that protect the rights of virtually all other American workers to organize or join unions and engage in collective bargaining.

Apparel and footwear companies have demonstrated that setting workplace standards for their suppliers protects and enhances the value of their brands and image.

RESOLVED:
That the Board issue a report, prepared at reasonable cost and omitting proprietary information, to shareholders by October 2002, outlining the steps that Tricon will take to draft and implement a code of conduct for the company's tomato suppliers that addresses basic standards of worker rights.

SUPPORTING STATEMENT

As a matter of both good corporate citizenship and good business practice, we believe that Tricon has the responsibility to enter into a dialogue with both its tomato suppliers and the Coalition of Immokalee Workers to draft a code of conduct that addresses basic standards of worker rights for those who pick Tricon's tomatoes.

As shareholders, we are gravely concerned over the growing boycott of Taco Bell by the Coalition of Immokalee Workers. We are particularly concerned that Taco Bell's target market of young people aged 18-24 is also the same age range as those most likely to protest or boycott a company over its suppliers' workplace practices.

We fear that failure to address this issue puts at risk not only Tricon's brands and good reputation but also our company's future sales and profitability.

Tricon has already demonstrated its power to require that its suppliers meet standards for the humane treatment of farm animals. As shareholders, we believe that it is in the long-term interest of Tricon to ensure also that its suppliers treat their farm-workers with fairness and respect.

Summary of Tricon Employment Practices and Health and Safety Standards Applicable to U.S. Suppliers of Food and Paper Products, Equipment and Other Restaurant Supplies

Tricon Global Restaurants, Inc. ("Tricon"), when purchasing from suppliers in the United States, contracts only with reputable suppliers, the production facilities, business and labor practices, food and paper products and other restaurant supply products of which comply with all applicable local and United States laws. Strict adherence is expected to federal, state and local laws governing the working conditions, wages and minimum age of the workforce, and to all applicable United States laws and prohibitions.

In particular, but without limiting the foregoing, each supplier is expected to comply with the following:

(i) Not use child labor in the manufacture or packaging of the Goods. The Term "child" refers to a person younger than the age of compulsory education but in no case shall any child younger than fourteen (14) years of age be employed in connection with the production of the food and merchandise;

(ii) Provide its employees with a safe and healthy workplace in compliance with all applicable laws;

(iii) Employ only persons whose presence is voluntary. The supplier shall not use any form of corporal punishment, mental or physical coercion as a form of discipline of its employees;

(iv) Comply with all applicable environmental laws;

(v) Permit Tricon, its purchasing agent and/or their designated agents to engage in monitoring activities such as the unannounced inspection of the supplier's facilities during regular business hours in order to monitor compliance with these practices and standards; and

(vi) Comply with such other requirements as shall be set from time to time by Tricon or its agents.

In addition, each supplier that is supplying produce food to the Tricon Systemwill also be expected to take appropriate steps to prevent microbial food safety hazards of whole produce delivered to Tricon, its purchasing agent and/or designated agent purchasers, as the case may be, by:

(i) Establishing a program for the training and monitoring of the personal hygiene of all workers coming into contact with goods and goods contact surfaces in accordance with applicable United States Code;

(ii) Ensuring that adequate sanitary facilities are provided for all workers in accordance with the Occupational Safety and Health Act rules;

(iii) Ensuring that all waters used in the growing, harvesting, packaging, and handling of produce Goods, such as irrigation, spray carriers, frost protection, flumes, rinses, and cooling, are obtained, transported and stored in a manner that complies with applicable Food and Drug Administration guidelines;

(iv) Controlling animal populations to minimize contact with the crops;

(v) Establishing GAP (Good Agricultural Practices) and accompanying documentation to identify and prevent potential hazards for chemical, physical and microbial contamination;

(vi) Ensuring that the handling, storage and transportation of goods and packaging materials is conducted in such a manner as to prevent contamination; and

(vii) Taking such other action as shall be reasonably requested by Tricon or its purchasing agent .

In furtherance of these practices and standards, Tricon will:

1. Distribute either directly or through its exclusive purchasing agent a copy of these practices and standards to all Tricon and domestic buying staff members and to all existing and prospective domestic suppliers,

2. Seek to include contractual provisions reflecting these practices and standards in all domestic buying agreements, and

3. Conduct or otherwise arrange for periodic visits to supplier facilities to conduct food safety audits on an annual basis or more frequently, as and to the extent deemed necessary by Tricon or its purchasing agents.

The above summarizes the employment practices and health and safety standards with which Tricon U.S. suppliers are expected to comply. These practices and standards are subject to periodic updating and are in addition to any other policies, practices or procedures which may be established from time to time for the retention of suppliers. As Tricon's U.S. supplier contracts come up for renewal, suppliers are expected to agree in writing to the above terms. Through January 1, 2002, over 80% of Tricon's domestic suppliers have agreed to these terms (100% of Tricon's produce food suppliers have agreed in writing to these terms.)

The Pension Boards
United Church of Christ
475 Riverside Drive
New York, NY 10115-1097
Tel: 1-800/642-6543 or 212/870-2888
Fax: 212/870-2877
E-Mail: obriena@pensionboards-ucc.org

RECEIVED BY
JOHN D. DALY

FEB 1 4 2002



Amy Muska O'Brien
Director, Corporate Social Responsibility

February 13, 2002

Mr. John Daly
Corporate Counsel
Tricon Global Restaurants
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Daly:

I am writing to confirm receipt of your letter dated February 6, 2002, and to verify our intention to support Trillium Asset Management, the lead filer, in its decision to withdraw the shareholder resolution requesting that the Board of Directors of Tricon issue a report outlining the steps that Tricon will take to draft and implement a code of conduct for the company's tomato suppliers that addresses basic standards of worker rights. In return for Tricon's acceptance of the terms of agreement (attached), the United Church Board for Pension Asset Management and the United Church Foundation is withdrawing the shareholder resolution filed on their behalf at Tricon Global Restaurants.

I look forward to the continued dialogue between the Tricon Working Group and senior company management on this issue.

Sincerely,

Amy Muska O'Brien
Director, Corporate Social Responsibility

Cc: Mr. Jonathan Blum
Senior Vice President of Public Affairs
Tricon Global Restaurants

Simon Billenness
Senior Analyst
Trillium Asset Management

Sr. Ruth Rosenbaum, PhD
Executive Director
CREA: Center for Reflection, Education and Action, Inc.



Trillium ASSET MANAGEMENT

Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

RECEIVED BY
JOHN P. DALY

FEB 1 4 2002

VIA FAX AND OVERNIGHT MAIL

February 12, 2002

Mr. John Daly
Corporate Counsel
Tricon Global Restaurants
1441 Gardiner Lane
Louisville, KY 40213

Dear Mr. Daly:

I am writing to confirm our conversation of Wednesday, February 6. I confirm specifically that, in return for Tricon's acceptance of the terms of agreement (attached), Trillum Asset Management hereby withdraws the shareholder resolution that it filed at Tricon Global Restaurants.

I look forward to our dialogue regarding Tricon's code of conduct for its suppliers.

Sincerely,

Simon Billenness
Senior Analyst

Cc: Mr. Jonathan Blum
Senior Vice President of Public Affairs
Tricon Global Restaurants

Amy Muska O'Brien,
Director, Corporate Social Responsibility
United Church Board for Pension Asset Management

Sr. Ruth Rosenbaum, PhD
Executive Director
CREA: Center for Reflection, Education and Action, Inc.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

February 15, 2002

Rule 14a-8(i)(1), Rule 14a-(i)(3),
Rule 14a-8(i)(7) and Rule 14a-8(i)(10)

Paula Dubberly, Chief Counsel
Office of Chief Counsel, Mail Stop 4-2
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549

Re: Tricon Global Restaurants, Inc. – Shareholder Proposal of Trillium Asset Management, United Church Foundation and United Church Board for Pension Asset Management

Dear Ms. Dubberly:

We are writing on behalf of Tricon Global Restaurants, Inc. ("Tricon" or, the "Company") to inform you that (x) United Church Board for Pension Asset Management, United Church Foundation and Trillium Asset Management (together, the "Proponents") have withdrawn the proposal previously submitted by them relating to a code of conduct for the Company's tomato suppliers (the "Proposal") and (y) accordingly, Tricon is withdrawing its letter to the Staff dated January 4, 2002 requesting no-action relief. For the convenience of the Staff, a copy of the Proposal is attached to this letter as Annex A.

If you have any questions regarding the foregoing, please feel free to call the undersigned at (212) 735-2218.

Very truly yours,

David J. Friedman /KEK/

David J. Friedman

cc: Simon Billenness
Senior Analyst
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Amy Muska O'Brien
Director of Corporate Social Responsibility
The Pension Boards
United Church of Christ
474 Riverside Drive
New York, NY 10115-1097

Sr. Ruth Rosenbaum
Executive Director
Center for Reflection, Education and Action, Inc.
P.O. Box 2507
Hartford, CT 06146

LOUIMDMS/119482.2
C:\TEMP\nyc1_427052_2.doc - MSW

WHEREAS:
For the past decade, corporations that market and sell apparel and footwear have been the focus of consumer and shareholder pressure to ensure that their products are not made in sweatshops.

In his widely acclaimed book "Fast Food Nation," Eric Schlosser warns: "The same tactics employed by the antisweatshop groups can be used to help workers much closer to home." Schlosser advocates the use of consumer pressure to force fast food restaurants, such as Tricon, to require that their suppliers respect labor rights.

Tricon subsidiary Taco Bell is one of the major buyers of fresh tomatoes in America.

Taco Bell is the focus of a campaign by the Coalition of Immokalee Workers in support of the farm-workers who pick the tomatoes used by our company. The Coalition of Immokalee Workers has helped organize well over 100 demonstrations at Taco Bell restaurants from Florida to California. This campaign has also attracted considerable national and international media coverage that stands to tarnish Tricon's brands and good reputation.

In general, farm-workers receive no overtime pay, health insurance, sick leave, paid holidays or vacation, or pension. Moreover, farm-workers are exempt from the U.S. federal laws that protect the rights of virtually all other American workers to organize or join unions and engage in collective bargaining.

Apparel and footwear companies have demonstrated that setting workplace standards for their suppliers protects and enhances the value of their brands and image.

RESOLVED:
That the Board issue a report, prepared at reasonable cost and omitting proprietary information, to shareholders by October 2002, outlining the steps that Tricon will take to draft and implement a code of conduct for the company's tomato suppliers that addresses basic standards of worker rights.

SUPPORTING STATEMENT

As a matter of both good corporate citizenship and good business practice, we believe that Tricon has the responsibility to enter into a dialogue with both its tomato suppliers and the Coalition of Immokalee Workers to draft a code of conduct that addresses basic standards of worker rights for those who pick Tricon's tomatoes.

As shareholders, we are gravely concerned over the growing boycott of Taco Bell by the Coalition of Immokalee Workers. We are particularly concerned that Taco Bell's target market of young people aged 18-24 is also the same age range as those most likely to protest or boycott a company over its suppliers' workplace practices.

We fear that failure to address this issue puts at risk not only Tricon's brands and good reputation but also our company's future sales and profitability.

Tricon has already demonstrated its power to require that its suppliers meet standards for the humane treatment of farm animals. As shareholders, we believe that it is in the long-term interest of Tricon to ensure also that its suppliers treat their farm-workers with fairness and respect.